

February 15, 2013

Via E-mail
Pal Seung Lee
Chairman and Chief Executive Officer
Woori Finance Holdings Co., Ltd.
203 Hoehyon-dong, 1-ga, Chung-gu
Seoul 100-792, Korea

> **Re:** **Woori Finance Holdings Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2011**
> **Filed May 25, 2012**
> **Form 6-K filed August 29, 2012**
> **File No. 001-31811**

Dear Mr. Lee:

We have reviewed your filings and correspondence filed November 16, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe a revision in future filings is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F/A for Fiscal Year Ended December 31, 2011

Note 48 - Significant Differences between IFRS and US GAAP, page F-113

1. We note your response to prior comment 17 regarding the consolidation of Woori Investment & Securities by de facto control. Please respond to the following:

   - In your response, you state that the votes held by the Company have represented a majority of the participating votes at the Annual and Extraordinary Shareholders'

Meetings. Please provide us with the actual numbers of voting shareholders and the percentage of the total that the Company's vote represented. In situations where the Company's vote was less than a two-thirds majority, please provide an analysis to support your assertion that the Company's vote has represented a majority of participating votes when special matters require a two-thirds majority.

- Explain in further detail what you mean by the fact that you have not experienced "significant opposition from other shareholders (or group of shareholders)." Please identify all circumstances where the Company has experienced any opposition (even if not deemed "significant"), the nature of the opposition, and the outcome of those situations.

- Tell us whether there has ever been a three percent or more shareholder group (to include not currently existing) that ever proposed a resolution at the Annual Shareholders' Meeting, and if so, the nature of the resolution and the outcome.

- Tell us the circumstances that would cause the Company to lose its status under the Financial Holding Company Act of Korea as being the entity controlling Woori Investments & Securities. As part of your response, please compare the Financial Holding Company Act's definition of control to the IAS 27 definition of control and clarify whether any of the activities listed include any that require a shareholder vote or Board of Directors' approval.

- We note the portion of your response which discusses the process of appointing the Board of Directors of Woori Investment & Securities. Please tell us whether your "majority" vote met the two-thirds threshold. As part of your response, please also describe the powers of the outside nominating committee, including how the members are appointed and whether you have any influence or membership on the committee and tell us your historical track record of nominating and appointing both standing and outside directors.

- Please provide the actual experience with appointing the CEO via shareholder vote. As part of your response, please clarify the nature and outcome of any difficulties that you determined were not "significant."

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant